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SEC FILE NUMBER

8-69332

ANNUAL AUDITED REPORT

SEC **FORM X-17A-5**

Mail Processing **PART III**
Section

FEB 29 2016   FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington
409

REPORT FOR THE PERIOD BEGINNING_____1/1/2015_____ AND ENDING_____12/31/2015_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Assetpoint Financial, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 North 17th Street

(No. and Street)

OFFICIAL USE ONLY

_____
FIRM I.D. NO.

Arlington	VA	22209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William T. Bergin   703-292-3489

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – if individual, state last, first, middle name)

1676 International Drive	McLean	VA	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountants
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I___Stephen Kinner_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Assetpoint Financial, LLC_____ , as
of _December 31,_____, 2015____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

No Exceptions

_____

_____

_____
                                        Signature

                                ____Chief Executive Officer____
                                             Title

_____
              Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ASSETPOINT FINANCIAL, LLC

Statement of Financial Condition

December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
1676 International Drive
McLean, VA 22102

Report of Independent Registered Public Accounting Firm

The Member
Assetpoint Financial, LLC:

We have audited the accompanying statement of financial condition of Assetpoint Financial, LLC as of December 31, 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Assetpoint Financial, LLC as of December 31, 2015, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

McLean, Virginia
February 26, 2016

KPMG LLP is a Delaware limited liability partnership,
The U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

ASSETPOINT FINANCIAL, LLC

Statement of Financial Condition

December 31, 2015

Assets		**2015**
Cash and cash equivalents	$	614,870
Prepaid expenses		7,409
Fixed assets, net		704,257
Total assets	$	1,326,536
Liabilities and member's equity		
Due to PIN	$	184,343
Other current liabilities		5,000
Total liabilities	$	189,343
Member's equity:		
Contributed equity	$	1,805,096
Accumulated deficit		(667,903)
Total member's equity		1,137,193
Total liabilities and member's equity	$	1,326,536

See accompanying notes to statement of financial condition.

(1) Summary of Significant Accounting Policies

(a) Organization

Assetpoint Financial, LLC (Company or APF) was formed in the State of Delaware on July 16, 2013 as a wholly-owned subsidiary of Promontory Interfinancial Network, LLC (PIN). PIN is the sole member of APF and is a Delaware limited liability company that was formed in May 2002. PIN's members are Promontory ADN, LLC and MCDI (Holdings) LLC. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). The Company's business plan involves offering securities listing services, private placement services, services involving arranging hedging instruments for customers offering marketed-linked certificates of deposit, as well as other brokerage services. PIN provides services to APF including, but not limited to, sales, legal, marketing, human resources, and finance and accounting pursuant to an intercompany services agreement. APF is an affiliate through common ownership of Assetpoint Services, LLC (APS), a Delaware limited liability company formed in September 2012. APS operates an informational website named Bank Assetpoint® (www.bankassetpoint.com) on which eligible participants can post and view listings of certain eligible assets. Eligible participants include banks, savings associations, credit unions, licensed commercial real estate brokers, loan sale advisory firms, and other sophisticated entities that meet certain requirements indicating that they have experience in buying or selling real estate or loan assets. Eligible assets include commercial real estate and certain loan assets.

The Company expects to commence its revenue producing activities during 2016 by offering products and services to qualified customers.

(b) Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimated amounts.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(d) Revenue Recognition

Fees earned for services provided are recognized when (a) there is evidence of an arrangement with a customer or affiliate, (b) agreed upon services have been provided, (c) fees are fixed or determinable and (d) collection is reasonably assured.

Assetpoint Financial, LLC

Notes to Statement of Financial Condition

December 31, 2015

(e) *Fair Value of Financial Instruments*

The Company believes that the carrying amount of its financial instruments is a reasonable estimate of fair value as it is based upon closing prices. The Company accounts for its investments at fair value using market quotations that are considered to be Level 1 inputs. Level 1 inputs are defined as unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date. Gains and losses that are composed of both realized and unrealized gains and losses are presented net in the statement of operations.

(f) *Software Developed for Internal Use*

Costs incurred for software developed for internal use are capitalized during the implementation stage and depreciated over the estimated useful life of the software. Costs incurred in the project planning or post-implementation stages are expensed as incurred.

(2) Income Taxes

The Company is a single-member limited liability company. No provision for income taxes is made in the accompanying financial statements since the Company is treated as a disregarded entity for income tax purposes. PIN, the sole member of the Company, is also a pass-through entity for income tax purposes. Therefore, the members of PIN, a partnership, would be responsible for recording the Company's income (loss) on their income tax returns. The Company had no unrecognized tax benefits as of or during the year ended December 31, 2015.

(3) Rule 15c3-3

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission as provided by paragraph (k)(2)(i). Accordingly, the Company is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum net capital equivalent to $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater, as these terms are defined. Rule 15c3-1 restricts a broker-dealer from engaging in any securities transactions when its aggregate indebtedness exceeds 15 times its net capital as those terms are defined by Rule 15c3-1. Net capital and aggregate indebtedness change from day to day. At December 31, 2015, the Company had net capital of $425,527, which was $401,859 in excess of its required capital of $23,668. The Company's aggregate indebtedness at December 31, 2015 was $189,343.

(5) Transactions with Affiliates

(a) *Due to PIN*

As of December 31, 2015, the Company has a balance due to PIN of $184,343 for costs including corporate allocations that were incurred by the Company but paid by PIN. During the year ended December 31, 2015, the Company's due to PIN balances totaling $1,066,644 have been forgiven representing a capital contribution from PIN. In January 2016, the due to PIN balance of $184,343 was forgiven by PIN.

4

(6) Fixed Assets

Fixed assets at December 31, 2015 consist of capitalized software development costs of $704,257. Because the related asset has not been implemented into production as of December 31, 2015 no associated amortization expense was recorded. Once the capitalized software is implemented, it is expected to have a useful life of five years.

(7) Commitments and Contingencies

In the ordinary course of business, there are various claims and lawsuits brought by or against the Company. As of the end of the year, there were no such claims or lawsuits brought by or against the Company.

(8) Subsequent Events

Subsequent to December 31, 2015 and through February 26, 2016, the date through which management evaluated subsequent events and on which date the financial statements were available to be issued, the Company did not identify any material subsequent events.